UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

INTREXON CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46122T102

(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
John Owen Gwathmey, Esq.
David I. Meyers, Esq.
Troutman Sanders LLP
Troutman Sanders Building
1001 Haxall Point
Richmond, Virginia 23219
(804) 697-1239

December 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46122T102	Page 2 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RANDAL J. KIRK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

61,180,554

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

61,180,554

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,180,554
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46122T102	Page 3 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

56,185,314

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

56,185,314

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,185,314
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 46122T102	Page 4 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NEW RIVER MANAGEMENT V, LP I.R.S. IDENTIFICATION NO.: 56-2652938
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

22,636,052

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

22,636,052

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,636,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 46122T102	Page 5 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NRM VI HOLDINGS I, LLC I.R.S. IDENTIFICATION NO.: 27-1471440
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

13,340,645

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

13,340,645

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,340,645
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 46122T102	Page 6 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS KAPITAL JOE, LLC I.R.S. IDENTIFICATION NO.: 45-2595931
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

5,746,167

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

5,746,167

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,746,167
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 46122T102	Page 7 of 10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MASCARA KABOOM, LLC I.R.S. IDENTIFICATION NO.: 46-1263883
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

5,428,401

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

5,428,401

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,428,401
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 46122T102	Page 8 of 10

This Amendment No. 1 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated March 27, 2014 and filed on April 7, 2014 (the “Original Schedule 13D”), relating to the Common Stock, no par value per share (the “Common Stock”), of Intrexon Corporation, a Virginia corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk”), Third Security, LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Third Security”), Kapital Joe, LLC, a Virginia limited liability company that is managed by Third Security (“Kapital Joe”), Mascara Kaboom, LLC, a Virginia limited liability company that is managed by Third Security (“Mascara Kaboom”), New River Management V, LP (“NRM V”), a Delaware limited partnership whose general partner is managed by Third Security, and NRM VI Holdings I, LLC, a Delaware limited liability company that is managed by an affiliate that is managed by Third Security (“NRM VI Holdings” and, together with Mr. Kirk, Third Security, Kapital Joe, Mascara Kaboom and NRM V, the “Reporting Persons”) are filing this Amendment to disclose the distribution of 1,679,578 shares of Common Stock in connection with the liquidation of NewVa Capital Partners, LP, a Virginia limited partnership whose general partner is managed by Third Security (“NewVa”).  In connection with such liquidation, 344,258 of such shares are being distributed to Mr. Kirk and entities under the common control of Mr. Kirk.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons are filing this Amendment to disclose the distribution of 1,679,578 shares of Common Stock in connection with the liquidation of NewVa pursuant to its Agreement of Limited Partnership dated June 11, 2004 and amendments thereto.  In connection with the liquidation, 344,258 of such shares are being distributed to Mr. Kirk and entities under the common control of Mr. Kirk.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a) and (b)                              See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 100,517,672 shares of Common Stock issued and outstanding as of November 7, 2014 as disclosed in the Intrexon Corporation Quarterly Report on Form 10-Q for the period ended September 30, 2014 and filed on November 13, 2014, increased by options to purchase 11,428 shares of Common Stock held by Mr. Kirk that are exercisable within sixty (60) days.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	61,180,554	60.9%	61,180,554	--	61,180,554	--
Third Security, LLC	56,185,314	55.9%	56,185,314	--	56,185,314	--
New River Management V, LP	22,636,052	22.5%	22,636,052	--	22,636,052	--
NRM VI Holdings I, LLC	13,340,645	13.3%	13,340,645	--	13,340,645	--
Kapital Joe, LLC	5,746,167	5.7%	5,746,167	--	5,746,167	--
Mascara Kaboom, LLC	5,428,401	5.4%	5,428,401	--	5,428,401	--

CUSIP No. 46122T102	Page 9 of 10

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Kapital Joe, Mascara Kaboom, NRM V and NRM VI Holdings.  Mr. Kirk controls Third Security which is the manager of Kapital Joe, Mascara Kaboom and which manages the general partner of NRM V and the manager of NRM VI Holdings.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of January 5, 2015, by and among Randal J. Kirk, Third Security, LLC, Kapital Joe, LLC, Mascara Kaboom, LLC, New River Management V, LP and NRM VI Holdings I, LLC.

CUSIP No. 46122T102	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 5, 2015

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

KAPITAL JOE, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

MASCARA KABOOM, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NEW RIVER MANAGEMENT V, LP

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VI HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of January 5, 2015, by and among Randal J. Kirk, Third Security, LLC, Kapital Joe, LLC, Mascara Kaboom, LLC, New River Management V, LP and NRM VI Holdings I, LLC.